February 8, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Alternative Energy Sources, Inc.
Registration Statement on Form SB-2
(File No. 333-137948)

Ladies and Gentlemen:

On behalf of our client, Alternative Energy Sources, Inc. (the “Company”), a Delaware corporation, and pursuant to the Securities Act of 1933, as amended (the “Securities Act”), we hereby submit via EDGAR transmission, Amendment No. 3 (the “Amendment”) to the Registration Statement of the Company on Form SB-2 (File No. 333-137948) (the “Registration Statement”), including certain exhibits thereto. Separately, we have delivered to the staff three additional copies of the Amendment marked to show changes from the Registration Statement as originally filed.

By letter dated February 7, 2007 (the “Comment Letter”) from Jennifer R. Hardy, Legal Branch Chief, the Company was informed of the comments of the staff with respect to Amendment No. 2 to the Registration Statement. Set forth below are the Company’s responses to the Comment Letter. Numbered references are to the numbered paragraphs of the Comment Letter, while captions refer to the headings of the Comment Letter. Capitalized terms not defined in this response letter shall have the meanings given to them in the Registration Statement.

Executive Compensation, page 45

1.	Complied with. The section has been updated to include compensation information for 2006.

2.
Complied with. The section has been modified to include Items 402 and 404 disclosures which comply with the requirements adopted by the Securities and Exchange Commission, as published in Release No. 33-8732A.

8-K dated January 10, 2007 and filed January 17, 2007

Exhibit 99.1

3.
Complied with. In future filings, the Company will either remove the references to the Securities Act and the Exchange Act or will explicitly state that the Company is ineligible to rely on the acts’ safe harbor provisions.

* * *

We trust that the changes in the accompanying Amendment and the explanations contained in this letter will be considered by the staff to be satisfactory responses to the comments contained in the Comment Letter.

If the staff has any questions or comments with respect to the changes made to the Registration Statement by the Amendment, please contact me at 212-400-6900.

Very truly yours,

/s/ Kenneth S. Goodwin
Kenneth S. Goodwin